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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Widecom Group, Inc.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  967 575 101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Mr. Piers M. MacDonald, c/o Gulfstream Partners, L.P.,
      Two Greenwich Plaza, Suite #100, Greenwich, CT 06830

     (Date of Event which Requires Filing of this Statement)

                        October 25, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  967 575 101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Piers M. MacDonald

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF & WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         80,000

8.  Shared Voting Power:

         215,000

9.  Sole Dispositive Power:

         80,000

10. Shared Dispositive Power:

         215,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         295,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.56%

14. Type of Reporting Person

         IN














































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Item 1.  Security and Issuer
         ___________________

         The title of the class of equity securities to which this statement relates is: Common Stock, $.01 par value in Widecom Group, Inc. (the "Issuer").

         The name and address of the principal executive and business office of the Issuer is:

         Widecom Group, Inc.
         55 City Center Dr.
         Suite 500
         L5B IM3 Mississauga
         Ontario, Canada
         A6 (Ontario)

Item 2.  Identity and Background
         _______________________

         This statement is being filed on behalf of Piers M. MacDonald (the "Reporting Person"). The principal business of the Reporting Person is investment management for Gulfstream Partners, L.P., a Delaware limited partnership (the "Partnership") in which Mr. MacDonald serves as Managing General Partner. The business address for the Reporting Person is Gulfstream Partners, L.P., Two Greenwich Plaza, Suite #100, Greenwich, Connecticut 06830.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
         _________________________________________________

         As of the date hereof, the Reporting Person is deemed to beneficially own 295,000 Shares of Common Stock (the "Shares") in the Issuer. All 295,000 Shares were purchased in open market transactions at an aggregate cost of $2,550,957.60. The funds for the purchase of


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         the Shares held in the Partnership over which the
         Reporting Person has investment discretion have come from the Partnerships' working capital. The funds for the purchase of the other Shares came from the Reporting Person's own capital.

Item 4.  Purpose of Transactions
         _______________________

         The Shares beneficially owned by the Reporting Person were acquired for, and are being held for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer
         ________________________________

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 295,000 Shares. Based on the Issuer's Form 10-Q filed on November 18, 1996, as of November 14, 1996, there were 4,494,073 Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 6.56% of the outstanding Shares.
         The Reporting Person has the shared or sole power to vote, direct the vote, dispose of or direct the disposition of all the Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Person during the sixty days prior to October 25, 1996 were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or Relation-
         ships with Respect to Securities of the Issuer
         ____________________________________________________

         The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits
         ________________________________

         A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to October 25, 1996 is filed herewith as Exhibit A.





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         Signature



         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.





                                     /s/ Piers M. MacDonald
                                  ______________________________
                                     Piers M. MacDonald


December 11, 1996

































                                6
00343001/AH5



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                                                        Exhibit A
                                                        _________


                    SCHEDULE OF TRANSACTIONS
                    ________________________


  Date          Shares Acquired/(Sold)      Price Per Share
  ____          ______________________      _______________

 9/10/96               10,000                   $8.81
10/10/96               10,000                    7.73
10/11/96                5,000                    7.6875
10/11/96               15,000                    7.8125
10/14/96               20,000                    8.1069
10/14/96               10,000                    8.06
10/15/96               20,000                    8.2162
10/16/96               10,000                    8.185
10/17/96               22,500                    9.0188
10/18/96               35,000                    9.2978
10/18/96               10,000                    9.26
10/21/96               15,000                    9.7383
10/21/96               15,000                    9.935
10/22/96                5,000                    9.53
10/23/96               10,000                    9.155
10/24/96               10,000                    9.2175
10/25/96                2,500                    8.9248
10/25/96                2,500                    8.92654
10/28/96                9,000                   10.0362
10/29/96                5,000                   10.08
10/31/96               10,000                    9.761685
11/12/96               10,000                   10.0925
11/14/96                2,000                    9.675
11/27/96               18,000                    8.675
11/27/96                4,000                    8.551

















00343001.AH5